Exhibit 99.7

Financial Times Article

Novartis AG

Novartis to buy Avidity Biosciences for $12bn

Deal for specialist in rare diseases is biggest acquisition under chief executive Vas Narasimhan

Talks between Novartis and Avidity were first reported by the FT in August © Bloomberg

Hannah Kuchler in London and Oliver Barnes in Los Angeles

Published 5 HOURS AGO | Updated 13:35

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Novartis has agreed to buy Avidity Biosciences, a biotech focused on rare diseases, for $12bn, in the biggest acquisition by the drugmaker in more than a decade.

The deal, at $72 a share is a 46 per cent premium to the company’s closing price on Friday. It will be Novartis’ biggest acquisition under the tenure of longtime chief executive Vas Narasimhan. The acquisition gives the company, which has net cash, an enterprise value of $11bn.

Narasimhan said two of the three potential drugs in Avidity’s late-stage pipeline have the potential to reach annual peak sales of many billions of dollars, while the third would generate between $500mn and $1bn of revenue in its peak year.

Novartis has been on an acquisition spree as it seeks to offset patent cliffs in leading drugs this year.

“These are late-stage assets that we believe can launch in this pre-2030 period. In our minds, we want to both bolster the next five years, importantly, as we know we have [patent] expiries coming in the early 2030s,” he told the Financial Times. “Everything we can do to bring assets that can launch before then — and bolster that 2030 to 2040 growth profile — is something we’re prepared to do.”

Talks between Novartis and Avidity were first reported by the Financial Times in August.

Narasimhan said the drugs to treat muscular dystrophy — a potentially fatal muscle-wasting disease — were a “complete strategic fit” because Novartis already sold medicines for neuromuscular diseases, such as Zolgensma, a gene therapy for spinal muscular atrophy. The company would be able to use the same sales force for these drugs.

Shares in Avidity closed at about $49 a share on Friday, giving the San Diego-based biotech a market value of nearly $6.7bn.

Avidity will spin off its cardiovascular programmes into another company as part of the deal.

Novartis expects the deal to increase its compound annual growth rate between 2024 and 2029 from 5 to 6 per cent. But the deal will dilute profitability by 1 to 2 percentage points over the next few years. It will not affect this year’s guidance.

In September, Avidity reported positive mid-stage trial results from its lead drug Del-zota, which is part of a new class of therapeutics that uses RNA. The company plans to submit an application for regulatory approval before the end of the year.

Novartis last month bought cardiovascular biotech Tourmaline Bio for $1.4bn. Earlier this year, it also acquired heart drug biotech Anthos Therapeutics for up to $3.1bn from Blackstone’s life sciences arm, and struck a deal of up to $1.7bn for kidney disease biotech Regulus Therapeutics.

It has also struck a collaboration worth up to $5.2bn for rights to a cardiovascular drug from Chinese company Argo Biopharma.

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Additional Information and Where to Find It

In connection with the spin-off and the merger (the “Transactions”), Novartis, Avidity and SpinCo intend to file relevant documents with the Securities and Exchange Commission (the “SEC”), including a preliminary and definitive proxy statement to be filed by Avidity. The definitive proxy statement and proxy card will be delivered to the stockholders of Avidity in advance of the special meeting relating to the Transactions. This document is not a substitute for the proxy statement or any other document that may be filed by Avidity with the SEC. AVIDITY’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF NOVARTIS AND AVIDITY WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain a free copy of the proxy statement and such other documents containing important information about Novartis and Avidity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Novartis and Avidity make available free of charge at the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings, respectively, copies of documents they file with, or furnish to, the SEC. The contents of the websites referenced above will not be deemed to be incorporated by reference into the proxy statement.

Participants in the Solicitation

This communication does not constitute a solicitation of a proxy. Novartis, Avidity and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Avidity in connection with the Transactions. Information regarding the special interests of these directors and executive officers in the Transactions will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of the Novartis directors and executive officers in the Novartis Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on January 31, 2025. Security holders may obtain information regarding the names, affiliations and interests of Avidity’s directors and executive officers in Avidity’s definitive proxy statement on Schedule 14A, which was filed with the SEC on April 29, 2025. To the extent the holdings of Avidity’s securities by Avidity’s directors and executive officers have changed since the amounts set forth in Avidity’s definitive proxy statement for its 2025 annual meeting of stockholders, such changes have been reflected in the following Statements of Change in Ownership on Form 4 filed with the SEC: by Eric Mosbrooker, dated October 7, 2025, September 5, 2025 and August 8, 2025; by Steven Hughes, dated October 24, 2025, September 23, 2025, September 17, 2025, August 22, 2025, August 15, 2025 and August 8, 2025; by Teresa McCarthy, dated October 15, 2025, September 17, 2025 and August 15, 2025; by Michael Flanagan, dated September 12, 2025 and June 12, 2025; by Troy Wilson, dated September 9, 2025, August 8, 2025 and June 12, 2025; by Sarah Boyce, dated September 5, 2025 and August 29, 2025; by Kathleen Gallagher, dated September 2, 2025, June 18, 2025, June 4, 2025 and May 2, 2025; by Michael MacLean, dated August 15, 2025; by Arthur Levin, dated August 8, 2025 and June 12, 2025; by John Moriarty, dated August 5, 2025; by Noreen Henig, dated June 12, 2025; by Carsten Boess, dated June 12, 2025; by Edward Kaye, dated June 12, 2025; by Simona Skerjanec, dated June 12, 2025; by Tamar Thompson, dated June 12, 2025; and by Jean Kim, dated June 12, 2025. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding the proposed acquisition of Avidity and Avidity’s related spin-off, the expected timetable for completing each of the proposed Transactions, the composition of the assets and liabilities to be held by SpinCo and Avidity following the spin-off, the management team for SpinCo and its cash balance, potential marketing approvals, new indications or labeling for Avidity’s product candidates, Avidity’s platform and preclinical assets, or potential future revenues from Avidity’s product candidates. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Avidity’s investigational products will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time, or that Avidity’s approach to the discovery and development of product candidates based on its AOC™ platform will produce any products of commercial value. There can be no guarantee that the conditions to the closing of the Transactions will be satisfied on the expected timetable or at all or that the expected benefits or synergies from the Transactions will be achieved in the expected timeframe, or at all. In particular, expectations regarding Avidity, SpinCo, or the Transactions could be affected by, among other things, the timing of the satisfaction of customary closing conditions, including the receipt of regulatory approvals and the approval of Avidity’s stockholders, on acceptable terms or at all; risks and costs related to the implementation of the separation of SpinCo, including the ability to complete the separation in the anticipated timeframe, or at all, and any changes to the configuration of the businesses included in the separation if implemented; the sale of certain of SpinCo’s assets pursuant to a third party right of first negotiation; the risk that competing offers or acquisition proposals will be made; the effects of disruption from the Transactions and the impact of the announcement and pendency of the Transactions on Novartis’ and/or Avidity’s businesses, including their relationships with employees, business partners or governmental entities; the risk that the Transactions may be more expensive to complete than anticipated; the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the Transactions or otherwise; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; and the risks and factors referred to in Novartis AG’s most recent Annual Report on Form 20-F for the year ended December 31, 2024, Avidity’s Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, and any subsequent filings made by either party with the SEC, available on the SEC’s website at www.sec.gov, Avidity is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements contained in this communication as a result of new information, future events or otherwise, except to the extent required by law.